EXHIBIT 99.1

enCore Energy Provides Update on South Texas Uranium Operations

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Jan. 17, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), a uranium producer, today provides an update on the Company's South Texas operations which are advancing on schedule and providing exceptional drilling results to support future planned production.

Highlights include:

  The Alta Mesa In-Situ Recovery (ISR) Uranium Central Processing Plant (CPP) upgrades and refurbishments are advancing on schedule for the planned early 2024 resumption of uranium production;
  The Alta Mesa Project wellfield drilling is providing increasingly positive high-grade results from the wellfield delineation drill program;
  Uranium production from the Rosita CPP which commenced November 21, 2023, continues to meet projected start up production levels. Additionally, the Grand Opening at the Rosita CPP is scheduled on-site for February 6, 2024.

Paul Goranson, enCore Energy's Chief Executive Officer, stated: "Our South Texas operations continue to advance on schedule due to our successful planning to ensure all necessary supplies and equipment were secured well in advance of installation. With a full complement of people, materials, and equipment in the field, we are well positioned to make our timelines at our second production facility, Alta Mesa. Additionally, the wellfield drill results are some of the best grades we have encountered to date. These results support our plan to accelerate and expand the drill program at the Alta Mesa Uranium Project."

To view the Alta Mesa CPP and Wellfield and Rosita CPP maps please visit: bit.ly/3fV9fTg.

Alta Mesa CPP Development Update

At the Alta Mesa CPP, enCore has met most of the key objectives for the refurbishment of the processing circuits necessary for the planned early 2024 restart. Work remaining includes final inspection of the ion exchange columns, testing the precipitation tanks, completing tie-in of the scrubber system, and installation and testing of the process circuit instrumentation.  The yellowcake drying circuit upgrades are advancing with the filter press support infrastructure on site.  Refurbishment and testing of the yellowcake drying system is progressing with that work scheduled to be completed just prior to the anticipated production restart timelines.

Within Production Authorization Area 7 (PAA-7), enCore is installing injection and production wells in the wellfield, has completed installation of the electrical transmission lines necessary for initial start-up and is continuing to install the pipelines to connect the wellfield to the Alta Mesa CPP. All necessary equipment for the start-up of production in the PAA-7 wellfield has been received or has been ordered with a confirmed delivery schedule.

Alta Mesa Wellfield Drilling Update

The wellfield drilling operations, delineating the roll front mineralization within PAA-7, which commenced in March 2023, are advancing rapidly with 78 holes drilled since the previous update (November 20, 2023). In total, 445 drill holes have been completed through January 4th, 2024.   There are currently six (6) drill rigs in full operation at the Alta Mesa CPP and Wellfield, with contracts pending for three (3) additional rigs.

Further refined delineation drilling within the PAA-7 continues to establish the exact pattern of injection and recovery wells from which to maximize production efficiency. To date, ninety-nine (99) holes have been cased with thirty-six (36) injection and production wells completed. Two (2) drill rigs are currently casing wells and one (1) drill rig focused on well completion activities.  An additional drill rig will be moving to well completion activities in the coming weeks.

 In addition to increasing numbers of drill holes and wells with Grade Thicknesses ("GT") over 1.0 in PAA-7, the Middle C unit, which was found to overlie PAA-7 in 2023 (NR May 18, 2023) continues to exhibit unexpected significant grade, and further drilling along the Middle C trend is increasing the overall mineralization within PAA-7. Grade Thickness is Grade % U3O8 multiplied by the thickness of the mineralization. ISR recoverable uranium with a Grade Thickness of >0.3 is considered suitable for inclusion in a wellfield.

Significant Alta Mesa Wellfield Drilling Results

Drill Hole	Goliad Sandstone Horizon	Depth (ft)	Grade % U3O8	Thickness (feet)	Grade Thickness (GT)	Total Hole GT
166-109	MCU-2	418.0	0.165	2.5	0.412
162-116	MCU-1	411.5	0.167	2.0	0.335
169-106	LCU-2	497.0	0.174	8.5	1.476
164-117	LCU-2	491.0	0.193	5.5	1.062
176-92	LCL-1	517.0	0.167	3.0	0.502
175-911	LCL-1	517.0	0.149	4.0	0.598
175-912	LCU-1	499.0	0.116	4.0	0.463
166-109	MCU-1	413.5	0.160	5.0	0.798
181-951	LCU-1	511.0	0.173	6.0	1.039
169-103	LCL-1	514.0	0.444	3.5	1.554
181-952	LCU-2	514.5	0.310	2.5	0.775
166-112	LCL-1	511.5	0.181	2.5	0.452
183-98	LCU-2	509.5	0.141	5.0	0.706
	LCL-1	520.5	0.072	6.0	0.429	1.135
167-113	LCU-2	492.5	0.123	3.0	0.368
172-961	MCU-1	418.0	0.098	3.0	0.294
	LCU-1	484.0	0.125	2.0	0.250
	LCU-2	504.5	0.267	4.0	1.067	1.611
172-962	LCU-2	503.0	0.143	5.0	0.714
	LCL-1	516.0	0.201	2.5	0.503	1.217
172-95	LCU-2	503.5	0.334	5.0	1.672
	LCL-1	517.5	0.228	2.0	0.455	2.127
172-97	LCU-2	501.0	0.386	5.5	2.121
181-94	LCU-2	512.0	0.256	10.0	2.563
167-108	MCU-1	410.5	0.233	4.0	0.931
171-99	LCL-1	509.0	0.188	2.5	0.471
-All intercepts are located in the PAA-7 which hosts mineralization within the Goliad Formation. The Company has identified five saturated (required for ISR), mineralized sandstone horizons within the Goliad Formation lying approximately 400 to 520 feet below the surface. The water level is located approximately 120 feet below the surface. Grade Thickness is Grade % U3O8 multiplied by the thickness of the mineralization. ISR recoverable uranium with a Grade Thickness of >0.3 is considered suitable for inclusion in a wellfield.

Alta Mesa In-Situ Recovery (ISR) Uranium Central Processing Plant ("Alta Mesa CPP") & Wellfield

The Alta Mesa CPP and Wellfield hosts a fully licensed and constructed ISR uranium plant, located on 200,000+ acres of private land in the state of Texas. Alta Mesa will be enCore's second producing location and work continues to complete the pending joint venture ("JV") transaction with Boss Energy (December 6, 2023) whereby Boss Energy will acquire a 30% interest in the enCore managed JV for consideration of $60 million USD and a placement into enCore shares of $10 million USD.

Total operating capacity at the Alta Mesa CPP is 1.5 million lbs. U3O8 (uranium) per year. The Alta Mesa CPP historically produced nearly 5 million lbs. U3O8 between 2005 and 2013, when full production was curtailed as a result of low uranium prices.

Alta Mesa CPP and Wellfield highlights:

  The Alta Mesa CPP is enCore's third fully licensed production facility, along with the Rosita CPP and Kingsville Dome CPP, all located in the business-friendly state of Texas. There are only eleven (11) licensed and constructed uranium production facilities in all of the United States (US);
  Alta Mesa CPP's operations are located on private land, with 100% of minerals privately owned, and in a supportive jurisdiction with primary regulatory authority residing with the State of Texas;
  The Alta Mesa CPP utilizes well-known ISR technology to extract uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.
Alta Mesa & Mesteña Grande Mineral Resource Summary (0.30 GT cut-off)[1,2]	Tons	Avg. Grade (% U3O8)	Pounds
Total Measured Mineral Resource[1]	54,000	0.152	164,000
Alta Mesa Indicated Mineral Resource	1,397,000	0.106	2,959,000
Mesteña Grande Indicated Mineral Resource	119,000	0.120	287,000
Total Measured & Indicated Resources	1,570,000	0.109	3,410,000
Alta Mesa Inferred Mineral Resource	1,263,000	0.126	3,192,000
Mesteña Grande Inferred Mineral Resource	5,733,000	0.119	13,601,000
Total Inferred Resources	6,996,000	0.120	16,793,000
[1,2] Represents that portion of the in-place mineral resource that are estimated to be recoverable within existing wellfields. Wellfield recovery factors have not been applied to indicated and inferred mineral resources. As reported in the NI-43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by Doug Beahm, PE, PG, of BRS Engineering. (Effective January 19, 2023)

The Company advises that it is not basing its production decisions at Alta Mesa CPP or Rosita CPP on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past In-Situ Recovery (ISR) and processing operations at these two production facilities and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study.  The Company has determined to proceed with a production decision based on past operations at the Alta Mesa CPP and Rosita CPP, including past ISR operations in the known mineral resource areas.

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy as the newest uranium producer in the United States. Uranium production commenced at enCore's licensed and past-producing South Texas Rosita Central Processing Plant ("CPP") in November 2023 with work underway for a planned 2024 restart of uranium production at its licensed and past-producing South Texas Alta Mesa CPP. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore solely utilizes In-Situ Recovery ("ISR") for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The Company advises that it is not basing its production decisions at Alta Mesa CPP or Rosita CPP on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past ISR and processing operations at these two production facilities and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study.  The Company has determined to proceed with a production decision based on past operations at the Alta Mesa CPP and Rosita CPP, including past ISR operations in the known mineral resource areas.

Note on forward looking information:  Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. Such forward-looking statements include statements regarding our planned extraction and production operations.  All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including commencement of production at Alta Mesa in the planned time frames or at all; the expansion of operations to satellite locations; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation access to capital risks, exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: please contact: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 17-JAN-24